Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2017	Q2 2017	Q1 2017	Nine months ended July 31, 2017	For the year-ended October 2016
Return on Assets	0.93%	0.98%	1.02%	0.98%	0.89%
Return on Equity	16.3%	17.2%	18.0%	17.2%	16.3%
Dividend Payout Ratio	47%	47%	42%	45%	48%
Equity to Asset Ratio	6.15%	6.10%	6.09%	6.12%	5.90%

Results are from Consolidated Financial Statements.